

Mail Stop 7010

February 27, 2009

Via U.S. mail and facsimile

Mr. Leonard Schwartz
Chief Executive Officer
Aceto Corporation
One Hollow Lane
Lake Success, NY 11042

> **RE:** **Form 10-K for the fiscal year ended June 30, 2008**
> **Definitive Proxy Statement on Form 14A filed October 16, 2008**
> **File No. 000-04217**

Dear Mr. Schwartz:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2008</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Business, page 4

2. Please state, for each of your last <u>three</u> fiscal years, the amount of your long-lived assets by geographic area as specified in Item 101(d)(1)(ii) of Regulation S-K. To the extent this information conforms to GAAP, you may include a cross-reference to such information in your financial statements.

Consolidated Financial Statements

Note 14. Retirement Plans

Defined Benefit Plans, page 55

3. Please provide all of the applicable disclosures required by paragraph 5 of SFAS 132(R) and paragraph 7 of SFAS 158. For example, please provide a reconciliation between the beginning and ending balances of the benefit obligation and the fair value of plan assets. We also encourage you to provide a robust discussion in MD&A of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of net periodic pension costs and plan assets as well as in your determination of whether additional cash contributions to the plans will need to be made. You should discuss how sensitive your determination of net periodic pension costs is to each of the significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others, including those which are more sensitive to current market conditions. Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008

General

4. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

5. You believe that your cash, other liquid assets, operating cash flows, borrowing capacity and access to equity capital markets, taken together, provide adequate resources to fund ongoing operating expenditures and the anticipated continuation of semi-annual cash dividends for the next twelve months. Please provide a

comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In light of these changes, please also discuss how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements. Please also disclose if you expect any alternative sources of funding to be available in the future. Your discussion should address the following items as well as any other significant changes:

- Please address your consideration of the 45% decrease in cash and cash equivalents from $46.5 million at June 30, 2008 to $25.5 million at December 31, 2008; and

- Please address your consideration of the decrease in operating cash flows of approximately 255% from $5.5 million of net cash provided by operating activities during the six months ended December 31, 2007 to $8.5 million of net cash used in operating activities during the six months ended December 31, 2008.

6. Of the $25.5 million of cash and cash equivalents held at December 31, 2008, $20.1 million is outside the United States. Please clarify whether these amounts held outside the United States are fully accessible to meet any liquidity needs. Please disclose whether there would be any restrictions or consequences of transferring these amounts into the United States or any other countries, if ever necessary.

PROXY STATEMENT FILED OCTOBER 16, 2008

Section 16(a) Beneficial Ownership Reporting Compliance, page 12

7. In future filings, with respect to each delinquent filer about whom you are aware, please disclose the information required by Item 405(a)(2) of Regulation S-K, including the number of transactions that were not reported on a timely basis.

Compensation Discussion and Analysis

Elements of Our Executive Compensation

Performance-Based Annual Cash Bonuses, page 14

8. We note the chart on page 15 setting forth the criteria you will use for determining your chief financial officer's performance-based cash bonus for the fiscal year ending June 30, 2009. Please confirm, with a view toward disclosure in future filings, that the criteria applicable to your CFO is representative of and not materially different from the criteria you use to determine the performance-based cash bonuses for your other named executive officers. If you are unable to provide this confirmation, please disclose in future filings the specific criteria you will use to determine each of your named executive officers' performance-based cash bonuses.

Long-Term Incentive Compensation, page 16

9. We note your disclosure in the first paragraph of this section that you granted stock options and shares of restricted stock to your named executive officers. We also note in the third paragraph that your "compensation committee…recommended…that grants should be made during [y]our fiscal year ending June 30, 2009 to…[y]our executive officers, which consist of stock options, awards of restricted stock and awards of restricted stock units." In future filings, please provide the disclosure required by Item 402 of Regulation S-K with respect to your long-term incentive compensation. For example, disclose your bases for granting each amount of incentive compensation, including any formula or criteria you used in arriving at these amounts.

2008 Grants of Plan-Based Awards, page 19

10. Please describe in further detail the performance-based conditions, and any other material conditions, that are applicable to the awards shown in your Grants of Plan-Based Awards table. See Item 402(e)(1)(iii) of Regulation S-K.

Compensation of Directors, page 22

11. Please specify the fee rates you pay your directors for attending the "certain meetings" to which you refer in footnote 1 to your director compensation table. To the extent your compensation arrangements differ among directors, please describe each of these varying arrangements. See Item 402(k)(3) of Regulation S-K.

Certain Relationships and Related Transactions, page 26

12. Please also provide the disclosure required by Item 404(b) of Regulation S-K with respect to your related person transactions.

*   *   *   *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Leonard Schwartz
Aceto Corporation
February 27, 2009
Page 5

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief